CARRICK GOLD LIMITED

Level 9, 37 St George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: [redacted] 5533 Web: www.carrickgold.com

16 November 2006

Option Expiry Underwriting Agreement

The Directors of Carrick Gold Limited ("CRK") are pleased to advise that the Company has entered into an Underwriting Agreement with Patersons Securities Limited with respect to Carrick's listed options ("CRKO"), with an exercise date of 31 December 2006 and an exercise price of 20 cents.

The total number of outstanding options as at the close of business on 15 November 2006 was 25,334,763, and the total underwritten amount is $5,066,953.60. Patersons Securities Limited will receive a 3% underwriting fee.

The capital raised from the option exercise will be used for continued exploration at Carrick's Lindsays and Kalpini projects and for working capital purposes.

Carrick's Executive Chairman Frank Carr commented, "We believe that the underwriting of Carrick's listed options is a very positive development for Carrick as it provides certainty of funds for the further expansion of the Company's resources".

BEVAN JAGGARD
Company Secretary

CARRICK GOLD LIMITED
ACN [illegible]

Level 9, 37 St George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533 Web: www.carrickgold.com

14 November 2006

HIGH GRADE RESULTS AT LINDSAYS

Drilling north of the current measured resource at Parrot Feathers has intersected a very high grade gold mineralised quartz sulphide vein set which is interpreted to extend to the north and south with a vertical orientation. Drill hole PFRC 301 (see details below) intersected **8 metres @ 29.6 g/t** from a down hole depth of 136 to 144 metres by assaying two 4 metre composite samples.

Drilling to further define the extent and down-dip orientation of this gold mineralised vein set, which is believed to be one of several, is continuing.

Drilling in this recent programme has also extended the Parrot Feathers resource model further to the north following a northerly plunge of the mineralisation.

HOLE_ID					
	East	North	Depth	Azi(MN)	Dip
PFRC 301	18520	48520	212	225	-70

The information in this report which relates to exploration results, mineral resources or ore reserves is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary

CARRICK GOLD LIMITED
ACN 100 435 954
Level 9, 37 St. George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel: (08) 9225 5544 Fax: (08) 9225 5533

Drilling Highlights
New Mineralised Structure

6th December 2006

ASX Code	CRK
US: OTC Ticker Symbol	CKGDY
Berlin Code	OBF

Prices at 6th December 2006

Gold price	US$630/oz
Carrick Gold Shares	AU$0.88
Carrick Gold Options	AU$0.66



Highlights

A recently completed R.C. drilling programme of 79 holes at New Discovery, located to the west of Parrot Feathers, has identified mineralised structures over a distance of approximately 800 metres (see Figure 1).

Zones of mineralisation and alteration have been determined with similar characteristics to the Eastern Structure which hosts a resource exceeding 1 million ounces of gold.

One metre samples are currently being assayed with results expected this month.

Drilling of the high grade shoots at north Parrot Feathers on the Eastern Structure is continuing with a resource upgrade being undertaken coupled with an independent audit review of all of Carrick's gold resources.

The information in this report which relates to exploration results, mineral resources or ore reserves Is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tamwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary

Figure 1: Lindsays Project - Soil Geochemistry at NEW DISCOVERY



6644500
6644000
6643500
6643000
373500
374000
374500
375000
P271519
P27/1198
P27/1638
M27/169
Parrot Feathers
Soil Analysis
0-25ppbAu
25-50ppbAu
50-75ppbAu
75-100ppbAu
100+ppbAu
NEW DISCOVERY
Trial Pit
Lindsays Project
Eastern Structure
Central Structure
Western Structure
Granite Stock
Nook
N
0
160
320
480
Scale 1:8000

CARRICK GOLD LIMITED
ACN [illegible]

Level 9, 37 St George's Terrace, Perth, WA 6000
G.P.O. Box 2567, Perth, WA 6001
Tel. (08) 9225 5544 Fax (08) 9225 5533 Web www.carrickgold.com

20 November 2006

FURTHER HIGH GRADE DRILL RESULTS

DRILLING EXTENDS RESOURCE NORTH OF PARROT FEATHERS

Further impressive drill results have been received including **4 metres at 50.22 grams per tonne gold** as shown in Table 1.

Drilling targeting this high grade vein set is continuing with results from four holes still outstanding. The geology from inspection of R.C. chips indicates very similar mineralisation and thickness.

Hole PFRC303 was drilled 40 metres past the previous northernmost hole and intersected good values of gold at the targeted depth in a sediment. The structure is still open to the north and several more holes are planned to hit the mineralised structure a further 80 metres to the north.

Recent results are expected to significantly enhance Carrick's gold resource.

TABLE 1				
HOLE_ID	HOLE INTERSECTION			
	FROM (m)	TO (m)	INTERSECTION (g/t)	
PFRC301	138	139	2.17	
	139	140	101.65	
	140	141	4.21	6 metrees @
	141	142	66.94	34.42 g/t inc.
	142	143	28.09	4 m.@ 50.22 g/t
	143	144	3.46	
PFRC303	155	156	6.4	
	158	159	2.83	
	160	161	1.72	
	161	162	1.32	
	181	182	3.85	

TABLE								
HOLE_ID	HOLE COORDINATES				HOLE ORIENTATION			
	East	North				Depth	Azi	Dip
PFRC301	18520	48520				212	225	-70
PFRC303	18570	48720				212	225	-70

The information in this report which relates to exploration results, mineral resources or ore reserves is based on information compiled by Peter Paterson who is a Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists with a minimum of five years experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the 'Australasian Code for Reporting of Exploration Results, Mineral Resources, and Ore Reserves. Mr. Paterson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears. Mr. Paterson is an employee of Tarnwood Pty. Ltd. which consults to Carrick Gold Limited.

BEVAN JAGGARD
Company Secretary